UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. )*

Oblong, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

674434 105

(CUSIP Number)

Jason M. Lynch

General Counsel

Foundry Group

700 Front St., Suite 104
Louisville, CO 80027

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674434 105	Schedule 13D	Page 2 of 16 Pages

(1)	Names of reporting persons Foundry Venture Capital 2007, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,638,474 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,638,474 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 1,638,474 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 6.2% (2)
(14)	Type of reporting person (see instructions): PN

(1)         Shares held directly by Foundry Venture Capital 2007, L.P. (“Foundry 2007”). Foundry Venture 2007, LLC (“Foundry Venture”) is the general partner of Foundry 2007. Bradley Feld ("Feld"), Seth Levine ("Levine") and Ryan McIntyre ("McIntyre" and with Feld and Levine, the "Managing Members") are the managing members of Foundry Venture. Foundry 2007, Foundry Venture and the Managing Members may be deemed to share power to direct the voting and disposition of the shares.

(2)          This percentage is based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

CUSIP No. 674434 105	Schedule 13D	Page 3 of 16 Pages

(1)	Names of reporting persons Foundry Venture 2007, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,638,474 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,638,474 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 1,638,474 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 6.2% (2)
(14)	Type of reporting person (see instructions): OO

(1)         Shares held directly by Foundry Venture 2007. Foundry Venture is the general partner of Foundry 2007. The Managing Members are the managing members of Foundry Venture. Foundry 2007, Foundry Venture and the Managing Members may be deemed to share power to direct the voting and disposition of the shares.

(2)         This percentage is based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

CUSIP No. 674434 105	Schedule 13D	Page 4 of 16 Pages

(1)	Names of reporting persons Foundry Group Select Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 6,201,035 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 6,201,035 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 6,201,035 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 23.3% (2)
(14)	Type of reporting person (see instructions): PN

(1)         Shares held directly by Foundry Group Select Fund, L.P. (“Foundry Select”). Foundry Select Fund GP, LLC (“Foundry Select GP”) is the general partner of Foundry Select. The Managing Members are the managing members of Foundry Select GP. Foundry Select, Foundry Select GP and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry Select.

(2)         This percentage is based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

CUSIP No. 674434 105	Schedule 13D	Page 5 of 16 Pages

(1)	Names of reporting persons Foundry Select Fund GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 6,201,035 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 6,201,035 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 6,201,035 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 23.3% (2)
(14)	Type of reporting person (see instructions): OO

(1)          Shares held directly by Foundry Select. Foundry Select GP is the general partner of Foundry Select. The Managing Members are the managing members of Foundry Select GP. Foundry Select, Foundry Select GP and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry Select.

(2)          This percentage is based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

CUSIP No. 674434 105	Schedule 13D	Page 6 of 16 Pages

(1)	Names of reporting persons Bradley A. Feld
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 7,839,509 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 7,839,509 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 7,839,509 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 29.5% (2)
(14)	Type of reporting person (see instructions): IN

(1)          Consists of 1,638,474 shares of Common Stock held by Foundry 2007 and 6,201,035 shares of Common Stock held by Foundry Select. Foundry Venture is the general partner of Foundry 2007 and Foundry Select GP is the general partner of Foundry Select. The Managing Members are the managing managers of each of Foundry Venture and Foundry Select GP. Foundry 2007, Foundry Venture and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry 2007. Foundry Select, Foundry Select GP and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry Select.

(2)          This percentage is based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

CUSIP No. 674434 105	Schedule 13D	Page 7 of 16 Pages

(1)	Names of reporting persons Seth Levine
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 7,839,509 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 7,839,509 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 7,839,509 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 29.5% (2)
(14)	Type of reporting person (see instructions): IN

(1)          Consists of 1,638,474 shares of Common Stock held by Foundry 2007 and 6,201,035 shares of Common Stock held by Foundry Select. Foundry Venture is the general partner of Foundry 2007 and Foundry Select GP is the general partner of Foundry Select. The Managing Members are the managing managers of each of Foundry Venture and Foundry Select GP. Foundry 2007, Foundry Venture and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry 2007. Foundry Select, Foundry Select GP and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry Select.

(2)          This percentage is based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

CUSIP No. 674434 105	Schedule 13D	Page 8 of 16 Pages

(1)	Names of reporting persons Ryan McIntyre
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 7,839,509 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 7,839,509 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 7,839,509 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 29.5% (2)
(14)	Type of reporting person (see instructions): IN

(1)          Consists of 1,638,474 shares of Common Stock held by Foundry 2007 and 6,201,035 shares of Common Stock held by Foundry Select. Foundry Venture is the general partner of Foundry 2007 and Foundry Select GP is the general partner of Foundry Select. The Managing Members are the managing managers of each of Foundry Venture and Foundry Select GP. Foundry 2007, Foundry Venture and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry 2007. Foundry Select, Foundry Select GP and the Managing Members may be deemed to share power to direct the voting and disposition of the shares held by Foundry Select.

(2)          This percentage is based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

CUSIP No. 674434 105	Schedule 13D	Page 9 of 16 Pages

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Oblong, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 25587 Conifer Road, Suite 105-231, Conifer, Colorado 80433.

Item 2.	Identity and Background

a)	The persons and entities filing this statement (collectively referred to as the “Reporting Persons”) are:

Foundry Venture Capital 2007, L.P.

Foundry Venture 2007, LLC

Foundry Group Select Fund, L.P.

Foundry Select Fund GP, LLC

Bradley A. Feld

Seth Levine

Ryan McIntyre

b)	The address of the principal place of business of each of the Reporting Persons is c/o Foundry Group, 700 Front St., Suite 104, Louisville, CO 80027.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of the entities is organized in Delaware. Each of the individuals is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to October 2019, Foundry 2007 and Foundry Select purchased shares of convertible preferred stock of Oblong Industries, Inc., a privately held Delaware corporation (“Old Oblong”) in a series of transactions for the aggregate purchase price of approximately $29,6267,242.24 million.

On October 1, 2019, the Issuer closed its acquisition of all of the outstanding equity interests of Old Oblong, pursuant to the terms of an Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated September 12, 2019, by and among the Issuer (then known as “Glowpoint Industries, Inc., Old Oblong and Glowpoint Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”)). Pursuant to the Merger Agreement, among other things, Merger Sub merged with and into Old Oblong, with Old Oblong surviving as a wholly owned subsidiary of the Issuer (the “Merger”).

At the closing of the Merger (the “Closing”), among other things, the common and preferred stock of Old Oblong issued and outstanding immediately prior to the effective time of the Merger were converted into shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Preferred Stock”). Upon the Closing, Foundry 2007 and Foundry Select received 160,268 shares and 501,218 shares, respectively, of Series D Preferred Stock.

Also on October 1, 2019, the Issuer entered into a Series E Preferred Stock Purchase Agreement (the “Purchase Agreement”) with certain accredited investors, including Foundry Select, who, prior to the Closing of the Merger, were stockholders of Old Oblong (the “Purchasers”), relating to the offer and sale by the Issuer in a private placement (the “October 2019 Financing”) of its Series E Convertible Preferred Stock (“Series E Preferred Stock”) at a price of $28.50 per share. At an initial closing on October 1, 2019, Foundry Select purchased 70,532 shares of Series E Preferred Stock for $2,010,162.00. At a subsequent closing held on December 18, 2019, Foundry Select purchased an additional 34,807 shares of Series E Preferred Stock for $991,999.50.

Pursuant to the Certificate of Designations for the Series D Preferred Stock, each share of Series D Preferred Stock would automatically convert to Common Stock upon the occurrence of both (i) approval of the conversion of the Series D Preferred Stock by the holders of more than 50.0% of the issued and outstanding shares of the Issuer’s Common Stock, Series A-2 Preferred Stock and Series C Preferred Stock, voting together as a single class on an as-converted basis, present in person or by proxy, at a duly called and held meeting of the Issuer’s stockholders; and (ii) receipt of all required authorizations and approvals from the NYSE American (or any such other exchange upon which the Issuer’s securities were then listed for trading) for the listing of the Common Stock underlying the Series D Preferred Stock and the continued listing of the Issuer after the conversion of the Series D Preferred Stock.

Pursuant to the Certificate of Designations for the Series E Preferred Stock, each share of Series E Preferred Stock would automatically convert to Common Stock upon the occurrence of both (i) approval of the conversion of the Series E Preferred Stock by the holders of more than 50.0% of the issued and outstanding shares of Issuer’s Common Stock, Series A-2 Preferred Stock and Series C Preferred Stock, voting together as a single class on an as-converted basis, present in person or by proxy, at a duly called and held meeting of Issuer’s stockholders; and (ii) receipt of all required authorizations and approvals from the NYSE American (or any such other exchange upon which the Issuer’s securities were then listed for trading) for the listing of the Common Stock underlying the Series E Preferred Stock and the continued listing of the Issuer after the conversion of the Series E Preferred Stock.

The stockholder approval conditions for the conversion of the Series D Preferred Stock and Series E Preferred Stock described above were satisfied at a meeting of the Issuer’s stockholders held on December 19, 2019.

On February 12, 2021, the Issuer’s Common Stock commenced trading on the Nasdaq Capital Market, satisfying the remaining condition to conversion of the Series D Preferred Stock and Series E Preferred Stock, and all outstanding shares of Series D Preferred Stock and Series E Preferred Stock automatically converted into Common Stock at the then prevailing, applicable, conversion price. Upon such conversion, Foundry 2007 and Foundry Select received 1,638,474 shares and 6,201,035 shares, respectively, of Common Stock.

The funds used by Foundry 2007 and Foundry Select to acquire the securities described above were obtained from their respective general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the securities of Old Oblong that were exchanged for shares of the Issuer in the Merger and the shares of Series E Preferred Stock of the Issuer for investment purposes with the aim of increasing the value of their investments in Old Oblong and the Issuer.

Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 7,839,509 shares of Common Stock, representing approximately 29.5% of the outstanding shares of Common Stock, based on 26,616,048 shares of Common Stock outstanding as of February 12, 2021, as communicated to the Reporting Persons by the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and expressly disclaim status as a “group” for purposes of this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer and certain holders of Series D Preferred Stock and Series E Preferred Stock, including Foundry Select, entered into a Registration Rights Agreement, dated October 1, 2019 (the “Rights Agreement”). Pursuant to the Rights Agreement, among other things, the Issuer provided the stockholders party thereto with certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the resale of shares of Common Stock issuable upon conversion of Series D Preferred Stock and Series E Preferred Stock held by such holders (the “Registrable Securities”).

Demand Registration Rights

At any time, Foundry Select may request that the Issuer file a registration statement on Form S-3 (or, if the Issuer is not at such time eligible to use Form S-3, such other form as the Issuer is eligible to use) with respect to the Registrable Securities having an anticipated aggregate offering price of at least $1.75 million (net of certain selling expenses). The other holders of Registrable Securities will also be permitted to include their Registrable Securities in any such registration statement. Upon such a request, the Issuer is required to effect the registration as soon as practicable, but in any event no later than 45 days after the receipt of such request. The Issuer is obligated to effect no more than one registration in any twelve month period in response to these demand registration rights. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other stockholders, in connection with the public offering of such securities solely for cash, the holders of Registrable Securities will each be entitled to notice of the registration and will be entitled to include their Registrable Securities in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances, and do not apply to a registration relating to any equity incentive plan, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities or a registration related to Common Stock issued upon conversion of debt securities.

Expenses of Registration

The Issuer is required to pay all expenses, including fees and expenses of one counsel to represent the selling stockholders, relating to any demand or piggyback registration, other than underwriting discounts and commissions, stock transfer taxes and any additional fees of counsel for the selling stockholders, subject to specified conditions and limitations.

Indemnification

The Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to it, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

Termination of Registration Rights

The right of any Holder to request registration or inclusion of Registrable Securities in any registration statement pursuant to the Rights Agreement will terminate upon the earliest of: (a) of the date that all of such holder’s Registrable Securities are eligible for resale without volume or manner of sale restrictions under Rule 144 under the Securities Act; (b) the date on which the resale of such security has been registered pursuant to the Securities Act and it has been disposed of in accordance with a registration statement relating to it; (c) the date on which such securities are sold to the Issuer; and (d) October 1, 2024.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Registration Rights Agreement, dated October 1, 2019, by and among the Issuer and the Purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 1- 35376), filed with the SEC on October 7, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 22, 2021

Foundry Venture Capital 2007, L.P.
By:	Foundry Venture 2007, LLC
Its:	General Partner

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

Foundry Venture 2007, LLC

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

Foundry Group Select Fund, L.P.

By:	Foundry Select Fund GP, LLC
Its:	General Partner

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

Foundry Select Fund GP, LLC

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan McIntyre
Ryan McIntyre

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Oblong, Inc.. is filed on behalf of each of the undersigned.

Date:	February 22, 2021

Foundry Venture Capital 2007, L.P.
By:	Foundry Venture 2007, LLC
Its:	General Partner

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

Foundry Venture 2007, LLC

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

Foundry Group Select Fund, L.P.

By:	Foundry Select Fund GP, LLC
Its:	General Partner

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

Foundry Select Fund GP, LLC

By:	/s/ Bradley A. Feld
Bradley A. Feld, Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan McIntyre
Ryan McIntyre